UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended March 31, 2020 and 2019

(Expressed in Canadian Dollars)

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	March 31, 2020	June 30, 2019
ASSETS
Current Assets
Cash and cash equivalents		$39,062,867	$27,849,961
Bonds	3	2,016,853	10,942,898
Receivables		398,889	259,600
Deposits and prepayments		188,347	142,370
		41,666,956	39,194,829

Non-current Assets
Reclamation deposits		15,075	15,075
Other tax receivable	4	2,946,050	1,800,713
Equity investments	5	4,898,718	5,110,893
Plant and equipment	6	1,499,632	1,310,803
Mineral property interests	7	96,953,417	76,816,082
TOTAL ASSETS		$147,979,848	$124,248,395

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$1,619,015	$1,621,403
Payable for mineral property acquisition		263,120	394,680
Due to a related party	8	132,739	89,189
		2,014,874	2,105,272
Non-current liabilities
Payable for mineral property acquisition		-	263,120
Total Liabilities		2,014,874	2,368,392

Equity
Share capital		167,452,932	150,005,738
Share-based payment reserve		21,598,857	19,978,062
Accumulated other comprehensive income		10,311,996	3,264,901
Deficit		(53,378,032)	(51,331,013)
Total equity attributable to the equity holders of the Company		145,985,753	121,917,688

Non-controlling interests	10	(20,779)	(37,685)
Total Equity		145,964,974	121,880,003

TOTAL LIABILITIES AND EQUITY		$147,979,848	$124,248,395

Approved on behalf of the Board:

(Signed) David Kong

Director

(Signed) Rui Feng

Director

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Income (Loss)

(Expressed in Canadian dollars)

		Three Months Ended March 31,		Nine Months Ended March 31,
	Notes	2020	2019	2020	2019

Income (loss) from investments
Gain (loss) on equity investments	5	$(1,424,696)	$464,481	$901,109	$250,049
Fair value change and interest earned on bonds	3	(243,309)	1,064,994	(131,789)	1,420,156
Dividend income		68,255	14,160	68,255	41,466
Interest income		4,794	8,811	22,571	23,898
		(1,594,956)	1,552,446	860,146	1,735,569

Operating expenses
Depreciation		3,412	3,025	9,126	9,077
Filing and listing		30,352	21,278	238,218	106,392
Investor relations		152,995	440,187	593,568	576,506
Professional fees		69,360	71,944	282,156	143,598
Salaries and benefits		396,764	252,113	1,225,321	711,777
Office and administration		174,312	120,672	523,798	226,033
Share-based compensation	9(b)	705,653	218,964	1,294,734	544,795
Loss before other income and expenses		(3,127,804)	424,263	(3,306,775)	(582,609)

Other income (expense)
Foreign exchange gain (loss)		1,390,100	(431,492)	1,243,563	288,945
Other income		-	22	-	6,855
		1,390,100	(431,470)	1,243,563	295,800

Net loss		$(1,737,704)	$(7,207)	$(2,063,212)	$(286,809)

Attributable to:
Equity holders of the Company		$(1,733,133)	$(359)	$(2,047,019)	$(279,104)
Non-controlling interests	10	(4,571)	(6,848)	(16,193)	(7,705)
Net loss		$(1,737,704)	$(7,207)	$(2,063,212)	$(286,809)

Loss per share attributable to the equity holders of the Company
Basic and diluted loss per share		$(0.01)	$(0.00)	$(0.01)	$(0.00)
Weighted average number of common shares - basic and diluted		147,522,980	132,862,155	145,399,888	132,736,133

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Three Months Ended March 31,		Nine Months Ended March 31,
	Notes	2020	2019	2020	2019

Net loss		$(1,737,704)	$(7,207)	$(2,063,212)	$(286,809)
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		7,901,155	(1,370,911)	7,080,197	912,787
Other comprehensive income (loss), net of taxes		$7,901,155	$(1,370,911)	$7,080,197	$912,787

Attributable to:
Equity holders of the Company		$7,853,606	$(1,374,167)	$7,047,098	$913,180
Non-controlling interests	10	47,549	3,256	33,099	(393)

		$7,901,155	$(1,370,911)	$7,080,197	$912,787

Total comprehensive income (loss), net of taxes		$6,163,451	$(1,378,118)	$5,016,985	$625,978

Attributable to:
Equity holders of the Company		$6,120,473	$(1,374,526)	$5,000,079	$634,076
Non-controlling interests		42,978	(3,592)	16,906	(8,098)
Total comprehensive income (loss), net of taxes		$6,163,451	$(1,378,118)	$5,016,985	$625,978

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Three Months Ended March 31		Nine Months Ended March 31,
	Notes	2020	2019	2020	2019
Operating activities
Net loss		$(1,737,704)	$(7,207)	$(2,063,212)	$(286,809)
Add (deduct) items not affecting cash:
Loss (gain) on equity investments	5	1,424,696	(464,481)	(901,109)	(250,049)
Fair value change and interest earned on bonds	3	243,309	(1,064,994)	131,789	(1,420,156)
Interest income		(4,794)	(8,811)	(22,571)	(23,898)
Depreciation		3,412	3,025	9,126	9,077
Share-based compensation	9(b)	705,653	218,964	1,294,734	544,795
Unrealized foreign exchange loss (gain)		(1,390,100)	431,492	(1,243,563)	(288,945)
Interest received		4,794	8,811	22,571	23,898
Changes in non-cash operating working capital	14	(6,854)	(1,496,043)	(302,762)	(1,569,578)
Net cash used in operating activities		(757,588)	(2,379,244)	(3,074,997)	(3,261,665)

Investing activities
Mineral property interest
Capital expenditures		(1,999,153)	(1,027,386)	(10,097,546)	(7,552,434)
Acquisition of mineral concession		-	-	(2,436,160)	(657,800)
Plant and equipment
Additions		(101,261)	(7,422)	(165,637)	(70,868)
Bonds
Proceeds on disposals	3	6,838,198	3,565,390	8,816,648	7,700,006
Coupon payments	3	-	286,857	333,208	853,076
Equity investments
Acquisition	5	(247,000)	-	(5,018,338)	-
Proceeds on disposals	5	110,708	73,048	6,131,622	365,961
Changes in other tax receivable		(114,625)	(38,179)	(930,782)	(768,894)
Net cash provided by (used in) investing activities		4,486,867	2,852,308	(3,366,985)	(130,953)

Financing activities
Proceeds from issuance of common shares		517,052	9,333	16,588,486	157,534
Net cash provided by financing activities		517,052	9,333	16,588,486	157,534
Effect of exchange rate changes on cash and cash equivalents		1,196,274	(107,061)	1,066,402	(29,366)

Increase (decrease) in cash and cash equivalents		5,442,605	375,336	11,212,906	(3,264,450)
Cash and cash equivalents, beginning of the period		33,620,262	10,964,327	27,849,961	14,604,113
Cash and cash equivalents, end of the period		$39,062,867	$11,339,663	$39,062,867	$11,339,663
Supplementary cash flow information	14

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Change in Equity

(Expressed in Canadian dollars, except for share figures)

		Share capital
					Accumulated		Total equity
		Number of		Share-based	other		attributable to the	Non-
		common		payment	comprehensive		equity holders of	controlling
	Notes	shares issued	Amount	reserve	income	Deficit	the Company	interests	Total equity
Balance, July 1, 2018		132,349,479	$124,164,312	$23,440,856	$3,987,952	$(48,910,109)	$102,683,011	$147,422	$102,830,433
Options exercised		273,333	231,168	(73,634)	-	-	157,534	-	157,534
Share-based compensation		-	-	544,795	-	-	544,795	-	544,795
Common shares issued to acquire mineral property
interest		250,000	395,313	920,287	-	-	1,315,600	-	1,315,600
Net loss		-	-	-	-	(279,104)	(279,104)	(7,705)	(286,809)
Currency translation adjustment		-	-	-	913,180	-	913,180	(393)	912,787
Balance, March 31, 2019		132,872,812	$124,790,793	$24,832,304	$4,901,132	$(49,189,213)	$105,335,016	$139,324	$105,474,340
Options exercised		60,000	51,659	(18,659)	-	-	33,000	-	33,000
Warrants exercised		9,500,000	25,163,286	(5,213,286)	-	-	19,950,000	-	19,950,000
Share-based compensation		-	-	377,703	-	-	377,703	-	377,703
Net loss		-	-	-	-	(2,141,800)	(2,141,800)	(144,146)	(2,285,946)
Currency translation adjustment		-	-	-	(1,636,231)	-	(1,636,231)	(32,863)	(1,669,094)
Balance, June 30, 2019		142,432,812	$150,005,738	$19,978,062	$3,264,901	$(51,331,013)	$121,917,688	$(37,685)	$121,880,003
Options exercised	9(b)	724,539	1,153,517	(398,564)	-	-	754,953	-	754,953
Common shares issued through bought deal financing	9(e)	4,312,500	15,833,533	-	-	-	15,833,533	-	15,833,533
Share-based compensation	9(b)	-	-	2,479,503	-	-	2,479,503	-	2,479,503
Common shares issued to acquire mineral property interest	9(c)	291,000	460,144	(460,144)	-	-	-	-	-
Net loss		-	-	-	-	(2,047,019)	(2,047,019)	(16,193)	(2,063,212)
Currency translation adjustment		-	-	-	7,047,095	-	7,047,095	33,099	7,080,194
Balance, March 31, 2020		147,760,851	$167,452,932	$21,598,857	$10,311,996	$(53,378,032)	$145,985,753	$(20,779)	$145,964,974

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

1. CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia and Canada. The Company is in the stage of exploring and developing its mineral properties and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the TSX Venture Exchange (“TSX-V”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office, registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2019. These unaudited condensed consolidated interim financial statements follow the same significant accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2019.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine months ended March 31, 2020 were authorized for issue in accordance with a resolution of the Company’s board of directors (the “Board”) dated on May 24, 2020.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	March 31,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2020	2019	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%	RZY
Whitehorse Gold Corp.	Mining company	Canada	100%	N/A
Tagish Lake Gold Corp.	Mining company	Canada	100%	100%	TLG
(i) British Virgin Islands ("BVI")

3. BONDS

The Company acquired bonds issued by other companies from various industries through the open market. These bonds were held to receive coupon interest payments as well as to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for operational or investment needs. The Company accounts for the bonds at fair value at each reporting date.

The continuity of bonds is summarized as follows:

Amount
Balance, July 1, 2018	$18,114,026
Interest earned	882,960
Gain on fair value change	631,809
Coupon payment	(853,076)
Disposition	(7,700,006)
Foreign currency translation impact	(132,815)
Balance, June 30, 2019	$10,942,898
Interest earned	349,281
Loss on fair value change	(481,070)
Coupon payment	(333,208)
Disposition	(8,816,648)
Foreign currency translation impact	355,600
Balance, March 31, 2020	$2,016,853

Subsequent to March 31, 2020, certain bonds were disposed for proceeds of $1,463,879.

4. OTHER TAX RECEIVABLE

Other tax receivable composed of value-added tax (“VAT”) imposed by the Bolivian government. The Company had VAT outputs through its exploration costs and general expenses incurred in Bolivia. These VAT outputs are deductible against future VAT inputs that will be generated through sales.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

5. EQUITY INVESTMENTS

Equity investments represent equity interests of other publicly traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares, preferred shares, and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

The equity investments are summarized as follows:

	March 31, 2020	June 30, 2019
Common or preferred shares
Public companies	$4,118,520	$4,443,963
Private companies	354,675	327,175
Warrants
Public companies	425,523	339,755
	$4,898,718	$5,110,893

The fair values of the warrants were estimated using the Black Scholes options pricing model with the following assumptions:

	March 31, 2020	June 30, 2019
Risk free interest rate	0.60%	1.39%
Expected volatility	124%	130%
Expected life of warrants in years	1.45	2.19

The continuity of equity investments is summarized as follows:

		Accumulated mark-to-
		market gain included in net
	Fair value	income
Balance, July 1, 2018	$5,758,627	$3,112,656
Proceeds on disposal	(570,561)	-
Change in fair value	(77,173)	(77,173)
Balance, June 30, 2019	$5,110,893	$3,035,483
Acquisition	5,018,338	-
Proceeds on disposal	(6,131,622)	-
Change in fair value	901,109	901,109
Balance, March 31, 2020	$4,898,718	$3,936,592

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

6. PLANT AND EQUIPMENT

				Office
	Land and		Motor	equipment and	Computer
Cost	building	Machinery	vehicles	furniture	software	Total
Balance, July 1, 2018	$890,754	$1,316,781	$238,827	$188,342	$126,272	$2,760,976
Additions	833,931	68,060	115,041	44,382	-	1,061,414
Foreign currency translation impact	(9,450)	(3,573)	(2,934)	(3,358)	(15)	(19,330)
Balance, June 30, 2019	$1,715,235	$1,381,268	$350,934	$229,366	$126,257	$3,803,060
Additions	-	52,173	39,870	73,594	-	165,637
Foreign currency translation impact	69,297	20,948	25,443	11,214	17	126,919
Balance, March 31, 2020	$1,784,532	$1,454,389	$416,247	$314,174	$126,274	$4,095,616

Accumulated depreciation and amortization
Balance as at July 1, 2018	$(890,754)	$(1,132,264)	$(104,390)	$(161,759)	$(126,223)	$(2,415,390)
Depreciation and amortization	-	(17,400)	(37,728)	(25,465)	-	(80,593)
Foreign currency translation impact	-	409	880	2,424	13	3,726
Balance, June 30, 2019	$(890,754)	$(1,149,255)	$(141,238)	$(184,800)	$(126,210)	$(2,492,257)
Depreciation and amortization	-	(22,241)	(39,855)	(24,164)	-	(86,260)
Foreign currency translation impact	-	(4,106)	(8,085)	(5,262)	(14)	(17,467)
Balance, March 31, 2020	$(890,754)	$(1,175,602)	$(189,178)	$(214,226)	$(126,224)	$(2,595,984)

Carrying amount
Balance, June 30, 2019	$824,481	$232,013	$209,696	$44,566	$47	$1,310,803
Balance, March 31, 2020	$893,778	$278,787	$227,069	$99,948	$50	$1,499,632

7. MINERAL PROPERTY INTERESTS

(a) Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Silver Sand Project is located in the Colavi District of PotosíDepartment, in Southwestern Bolivia, 25 kilometres (“km”) northeast of Potosí City, the department capital. The Silver Sand Project covers an area of approximately 3.17 km2 at an elevation of 4,072 metres (“m”).

The Company has carried out extensive exploration and resource definition drill programs on its Silver Sand Project since acquisition in 2017. During the 2017-2018 discovery exploration drill campaign, a total of 195 holes in 55,012m of drilling were completed. During the 2019 resource definition drill campaign, a total of 191 drill holes in 42,607m of drilling were completed. In total since project inception, the Company completed 97,619m of drilling in 386 drill holes. On April 14, 2020, the Company released the inaugural independent National Instrument 43-101 (“NI 43-101”) Mineral Resource estimate for its 100% owned Silver Sand Project. Using a 45 g/t silver cut-off-grade the estimate reported Measured & Indicated tonnes of 35.39 Mt @ 137 g/t Ag for 155.86 Moz and Inferred tonnes of 9.84 Mt @ 112 g/t Ag for 35.55 Moz., or approximately 70% of the resource estimate.

For the three and nine months ended March 31, 2020, total expenditures of $2,395,286 and $10,932,321, respectively (three and nine months ended March 31, 2019 - $1,040,108 and $7,634,047, respectively) were capitalized under the project for expenditures related to the 2019 drill campaign, site and camp service and construction, and maintaining a regional office in La Paz, a management team, and workforce for the project.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

As part of the Silver Sand Project’s expansion plan, the Company entered into a mining production contract (the “MPC”) in January 2019 with Corporación Minera de Bolivia (“COMIBOL”) to explore and potentially develop and mine the area adjoining the Silver Sand Project. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia. As of the date of these unaudited condensed consolidated interim financial statements, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. Given the political instability and social unrest in Bolivia following the general elections held on October 20, 2019, there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that they will be obtained on reasonable terms. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and the Company’s business.

In July 2018, the Company entered into an agreement with third party private owners to acquire their 100% interest in certain mineral concessions located subjacent to the Silver Sand Project by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares (see note 9 (c)). During Fiscal 2019, cash payments of $657,800 (US$500,000) were paid and 250,000 common shares were issued to the vendors. During the nine months ended March 31, 2020, cash payments of $394,680 (US$300,000) were paid and 291,000 common shares were issued to the vendors. Future cash payments of $263,120 (US$200,000) were accrued as payable for mineral property acquisition as at March 31, 2020.

In December 2019, the Company further expanded its Silver Sand land package by acquiring a 100% interest in a Special Temporary Authorization (“ATE”) located immediately to the north of the project by making a one-time cash payment of $267,720 (US$200,000) to arm’s length private owners. This newly acquired ATE currently consists of six hectares but will total approximately 0.50 km2 once it has been consolidated to concessions called “Cuadriculas” and converted to Mining Administrative Contract with Bolivia’s Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or “AJAM”).

(b) Silverstrike Project

In December 2019, the Company announced the acquisition of a 98% interest in the Silverstrike Project from an arm’s length private Bolivian corporation (the “Vendor”) by making a one-time cash payment of $1,782,270 (US$1,350,000). Under the agreement signed between the Company’s wholly-owned subsidiary and the Vendor, the Company will cover 100% of the future expenditures of exploration, mining, development and production activities. The agreement has a term of 30 years and renewable for another 15 years without any payment and is subject to approval by AJAM.

The Silverstrike Project, at an elevation of 4,000 to 4,500m, is located approximately 140 km southwest of La Paz, Bolivia. The Silverstrike Project consists of nine ATEs with an area of approximately 13km² currently in the process of conversion to Mining Administrative Contracts before AJAM. The Vendor has also applied for exploration rights over areas surrounding the Silverstrike Project as part of the transaction.

For the three and nine months ended March 31, 2020, total expenditures of $421,925 and $427,127, respectively (three and nine months ended March 31, 2019 - $nil and $nil, respectively) were capitalized under the project for expenditures related to camp service and maintaining a management team and workforce for the project.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(c) Tagish Lake Gold Project

The Tagish Lake Gold Project, covering an area of 166 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims with three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

(d) RZY Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project, situated on a high plateau with an average elevation of 5,000m above sea level. The RZY Project is located approximately 237 km via paved and gravel roads from the city of Yushu Tibetan Autonomous Prefecture, or 820 km via paved highway from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During the nine months ended March 31, 2020, the Company’s subsidiary, Qinghai Found, reached a compensation agreement (the “Agreement”) with the Qinghai Government for the RZY Project. Pursuant to the Agreement, Qinghai Found will surrender its title of the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $3.8 million (RMB ¥20 million). As of March 31, 2020, the Company completed the reclamation works for a cost of approximately $200,000, and they are currently under review and subject to approval by the Qinghai Government.

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Tagish Lake	RZY Project	Total
Balance, July 1, 2018	$60,374,656	$-	$-	$4,488,108	$64,862,764
Capitalized exploration expenditures
Drilling and assaying	6,978,112	-	-	-	6,978,112
Project management and support	2,980,841	-	-	-	2,980,841
Camp service	742,163	-	-	-	742,163
Geological surveys	4,170	-	-	-	4,170
Permitting	7,401	-	-	-	7,401
Acquisition of mineral concessions	2,631,200	-	-	-	2,631,200
Other	13,237	-	-	-	13,237
Impairment	-	-	-	(779,823)	(779,823)
Foreign currency impact	(450,362)	-	-	(173,621)	(623,983)
Balance, June 30, 2019	$73,281,418	$-	$-	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	493,948	974	-	-	494,922
Drilling and assaying	6,433,060	-	-	-	6,433,060
Project management and support	3,311,015	403,082	-	-	3,714,097
Camp service	594,415	23,072	-	-	617,487
Camp construction	32,064	-	-	-	32,064
Permitting	41,249	-	-	-	41,249
Acquisition of Silverstrike Project	-	1,782,270	-	-	1,782,270
Acquisition of mineral concessions	276,020	-	-	-	276,020
Other	26,570	-	-	-	26,570
Foreign currency impact	6,404,513	137,051	-	178,032	6,719,596
Balance, March 31, 2020	$90,894,272	$2,346,449	$-	$3,712,696	$96,953,417

Page | 11

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

8. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due to a related party	March 31, 2020	June 30, 2019
Silvercorp Metals Inc.	$132,739	$89,189

Silvercorp Metals Inc. (“Silvercorp”) has two directors and one officer in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. Expenses in services rendered and incurred by Silvercorp on behalf of the Company for the three and nine months ended March 31, 2020, the Company were $151,288 and $575,635, respectively (three and nine months ended March 31, 2019 - $93,204 and $221,463, respectively).

9. SHARE CAPITAL

(a) Share Capital - authorized share capital

Unlimited number of common shares without par value.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3,500,000 shares may be granted in the form of RSUs and no more than 780,000 shares may be granted in the form of PSUs.

For the three and nine months ended March 31, 2020, a total of $705,653 and $1,294,734, respectively (three and nine months ended March 31, 2019 - $218,964 and $544,795, respectively) were recorded as share-based compensation expense. For the three and nine months ended March 31, 2020, a total of $791,318 and $1,184,768, respectively (three and nine months ended March 31, 2019 - $nil and $nil, respectively) were capitalized under mineral property interests.

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(i) Stock Options

The continuity schedule of stock options, as at March 31, 2020, is as follows:

		Weighted average
	Number of options	exercise price
Balance, July 1, 2018	4,145,000	0.87
Options granted	2,155,000	2.16
Options exercised	(333,333)	0.57
Options cancelled	(11,667)	0.89
Options expired	(50,000)	0.57
Balance, June 30, 2019	5,905,000	1.36
Options exercised	(724,539)	1.04
Options cancelled	(237,500)	2.01
Balance, March 31, 2020	4,942,961	1.38

Option pricing model requires the input of subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable estimate of the fair value of the Company’s stock options. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the TSX-V.

The following table summarizes information about stock options outstanding as at March 31, 2020:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices	3/31/2020	contractual life (years)	3/31/2020	exercise price
$0.55	1,414,600	1.59	1,414,600	$0.55
1.15	1,421,667	2.33	1,129,166	$1.15
1.57	200,000	2.69	133,333	$1.57
2.15	1,906,694	3.90	603,357	$2.15
0.55 - 2.15	4,942,961	2.74	3,280,456	$1.09

Subsequent to March 31, 2020, a total of 123,527 options with exercise price from $0.55 to $2.15 were exercised for proceeds of $240,283.

(ii) RSUs

The continuity schedule of RSUs, as at March 31, 2020, is as follows:

	Number of shares	Weighted average grant date closing price per share $CAD
Balance, July 1, 2019	-	$-
Granted	1,064,600	4.70
Balance, March 31, 2020	1,064,600	$4.70

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New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

During the nine months ended March 31, 2020, a total of 1,064,600 RSUs were granted to directors, officers, employees, and consultants of the Company at grant date closing price of CAD$4.70 per share subject to a vesting schedule over a two-year term with 25% of the RSUs vesting every six months from the date of grant.

(c) Common Shares Issued for Mineral Property Interest

As part of the consideration given to acquire certain mineral concessions located adjacent to the Silver Sand Property (see note 7(a)), the Company agreed to issue a total of 832,000 common shares to the vendors valued at $1,315,600 (US$1,000,000) in the year ended June 30, 2019. During the nine months ended March 31, 2020, 291,000 common shares valued at $460,144 (nine months ended March 31, 2019 – 250,000 common shares valued at $395,313) were issued and recorded under share capital. The future issuance of 291,000 shares valued at $460,143 has been recorded under share-based payment reserve.

(e) Bought Deal Financing

On October 25, 2019, the Company successfully closed a bought deal financing underwritten by BMO Capital Markets (“BMO”) to issue a total of 4,312,500 common shares at a price of $4.00 per common share for gross proceeds of $17,250,000. The underwriter’s fee and other issuance costs for the transaction were $1,416,467.

Subsequent to March 31, 2020, on May 19, 2020, the Company announced that it has entered into an agreement with BMO as sole underwriter to issue a total of 4,238,000 common shares at a price of $5.90 per common share for estimated gross proceeds of $25 million (the “Offering”). The Company has granted BMO an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about June 9, 2020.

10. NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2018	$147,422
Share of net loss	(151,851)
Share of other comprehensive loss	(33,256)
Balance, June 30, 2019	$(37,685)
Share of net loss	(16,193)
Share of other comprehensive income	33,099
Balance, March 31, 2020	$(20,779)

As at March 31, 2020 and June 30, 2019, the non-controlling interest in the Company’s subsidiary Qinghai Found Mining Co., Ltd. was 18%.

11. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Page | 14

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2020 and June 30, 2019 that are not otherwise disclosed. As required by IFRS 7, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$39,062,867	$-	$-	$39,062,867
Bonds	2,016,853	-	-	2,016,853
Common or preferred shares(1)	4,118,520	-	354,675	4,473,195
Warrants	-	425,523	-	425,523

(1) Common shares in private companies are Level 3 financial instruments

	Fair value as at June 30, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$27,849,961	$-	$-	$27,849,961
Bonds	10,942,898	-	-	10,942,898
Common shares(1)	4,443,963	-	327,175	4,771,138
Preferred shares	-	-	-	-
Warrants	-	339,755	-	339,755

(1) Common shares in private companies are Level 3 financial instruments

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of March 31, 2020 and June 30, 2019, respectively.

There were no transfers into or out of Level 3 during the period.

Page | 15

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at March 31, 2020, the Company had a working capital position of $39,652,082 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on the Silver Sand and Silverstrike Projects for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	March 31, 2020		June 30, 2019
	Due within a year	Total	Total
Trade and other payables	$1,619,015	$1,619,015	$1,621,403
Due to a related party	132,739	132,739	89,189
Payable for mineral property acquisition	263,120	263,120	657,800
	$2,014,874	$2,014,874	$2,368,392

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	March 31, 2020	June 30, 2019
United States dollars	$16,929,666	$17,615,304
Bolivianos	564,872	191,204
Chinese RMB	246,339	191,645
Financial assets in foreign currency	$17,740,877	$17,998,153

United States dollars	$774,422	$1,330,481
Chinese RMB	144,746	4,258
Financial liabilities in foreign currency	$919,168	$1,334,739

As at March 31, 2020, with other variables unchanged, a 1% strengthening (weakening) of the US dollar against the CAD would have increased (decreased) net income by approximately $161,500.

As at March 31, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $5,650.

As at March 31, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,000.

Page | 16

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2020. The Company also owns bonds that earn coupon payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at March 31, 2020, the Company had a receivables balance of $398,889 (June 30, 2019 - $259,600).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at March 31, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $490,000.

12. CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal exploration and operating requirement on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its development and exploration mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and bonds. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

Page | 17

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

In addition, the current outbreak of COVID-19 has caused significant disruption to global economic conditions which may adversely impact the Company’s results. Moreover, COVID-19 has also negatively impacted on the stock markets which could adversely impact the Company’s ability to raise capital.

13. SEGMENTED INFORMATION

The Company operates in four reportable operating segments, one being the corporate segment; the others being the mining segments focused on safeguarding the value of its exploration and development mineral properties in Bolivia, Canada, and China. These reporting segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker.

(a) Segment information for assets and liabilities are as follows:

	March 31, 2020
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$37,692,384	$800,717	$512,349	$57,417	$39,062,867
Bonds	2,016,853	-	-	-	2,016,853
Equity investments	4,898,718	-	-	-	4,898,718
Plant and equipment	71,100	1,404,944	-	23,588	1,499,632
Mineral property interests	-	93,240,721	-	3,712,696	96,953,417
Other assets	96,193	3,238,690	15,833	197,645	3,548,361
Total Assets	$44,775,248	$98,685,072	$528,182	$3,991,346	$147,979,848

Total Liabilities	$(944,395)	$(797,373)	$(128,361)	$(144,745)	$(2,014,874)

	June 30, 2019
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$27,372,635	$384,332	$29,886	$63,108	$27,849,961
Bonds	10,942,898	-	-	-	10,942,898
Equity investments	5,110,893	-	-	-	5,110,893
Plant and equipment	32,714	1,255,631	-	22,458	1,310,803
Mineral property interests	-	73,281,417	-	3,534,665	76,816,082
Other assets	66,138	1,999,715	15,199	136,706	2,217,758
Total Assets	$43,525,278	$76,921,095	$45,085	$3,756,937	$124,248,395

Total Liabilities	$(921,806)	$(1,330,481)	$(111,847)	$(4,258)	$(2,368,392)

Page | 18

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

(b) Segment information for operating results are as follows:

	Three months ended March 31, 2020
		Mining
	Canada and BVI	Bolivia	Canada	China	Total
Loss on equity investments	$(1,424,696)	$-	$-	$-	$(1,424,696)
Fair value change and interest earned on bonds	(243,309)	-	-	-	(243,309)
Dividend income	68,255	-	-	-	68,255
Interest income	4,748	-	-	46	4,794
	(1,595,002)	-	-	46	(1,594,956)
Salaries and benefits	365,257	-	14,676	16,831	396,764
Share-based compensation	705,653	-	-	-	705,653
Other operating expenses	406,596	-	15,226	8,609	430,431
Loss before other income and expenses	(3,072,508)	-	(29,902)	(25,394)	(3,127,804)

Foreign exchange gain	1,390,043	-	56	1	1,390,100
Other income (expense)	15,000	-	(15,000)	-	-
Net loss	$(1,667,465)	$-	$(44,846)	$(25,393)	$(1,737,704)

Attributed to:
Equity holders of the Company	$(1,667,465)	$-	$(44,846)	$(20,822)	$(1,733,133)
Non-controlling interests	-	-	-	(4,571)	(4,571)
Net loss	$(1,667,465)	$-	$(44,846)	$(25,393)	$(1,737,704)

	Three months ended March 31, 2019
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Gain on equity investments	$464,481	$-	$-	$-	$464,481
Fair value change and interest earned on bonds	1,064,994	-	-	-	1,064,994
Dividend income	14,160	-	-	-	14,160
Interest income	8,742	-	-	69	8,811
	1,552,377	-	-	69	1,552,446
Salaries and benefits	232,950	-	-	19,163	252,113
Share-based compensation	218,964	-	-	-	218,964
Other operating expenses	595,030	7,899	35,190	18,987	657,106
Income (Loss) before other income and expenses	505,433	(7,899)	(35,190)	(38,081)	424,263

Foreign exchange (loss) gain	(431,530)	1	-	37	(431,492)
Other income (expense)	15,000	22	(15,000)	-	22
Net income (loss)	$88,903	$(7,876)	$(50,190)	$(38,044)	$(7,207)

Attributed to:
Equity holders of the Company	$88,903	$(7,876)	$(50,190)	$(31,196)	$(359)
Non-controlling interests	-	-	-	(6,848)	(6,848)
Net income (loss)	$88,903	$(7,876)	$(50,190)	$(38,044)	$(7,207)

Page | 19

New Pacific Metals Corp. Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended March 31, 2020 and 2019
(Expressed in Canadian dollars, except for share figures)

	Nine months ended March 31, 2020
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Gain on equity investments	$901,109	$-	$-	$-	$901,109
Fair value change and interest earned on bonds	(131,789)	-	-	-	(131,789)
Dividend income	68,255	-	-	-	68,255
Interest income	22,393	-	-	178	22,571
	859,968	-	-	178	860,146

Salaries and benefits	1,160,595	-	14,676	50,050	1,225,321
Share-based compensation	1,294,734	-	-	-	1,294,734
Other operating expenses	1,479,191	-	127,456	40,219	1,646,866
Loss before other income and expenses	(3,074,552)	-	(142,132)	(90,091)	(3,306,775)

Foreign exchange gain	1,243,374	-	56	133	1,243,563
Other income (expense)	45,000	-	(45,000)	-	-
Net loss	$(1,786,178)	$-	$(187,076)	$(89,958)	$(2,063,212)

Attributed to:
Equity holders of the Company	$(1,786,178)	$-	$(187,076)	$(73,765)	$(2,047,019)
Non-controlling interests	-	-	-	(16,193)	(16,193)
Net loss	$(1,786,178)	$-	$(187,076)	$(89,958)	$(2,063,212)

	Nine months ended March 31, 2019
	Corporate	Mining
	Canada	Bolivia	Canada	China	Total
Gain on equity investments	$250,049	$-	$-	$-	$250,049
Fair value change and interest earned on bonds	1,420,156	-	-	-	$1,420,156
Dividend income	41,466	-	-	-	$41,466
Interest income	23,713	-	-	185	$23,898
	1,735,384	-	-	185	1,735,569

Salaries and benefits	660,694	-	-	51,083	711,777
Share-based compensation	544,795	-	-	-	544,795
Other operating expenses (income)	892,648	31,601	141,687	(4,330)	1,061,606
Loss before other income and expenses	(362,753)	(31,601)	(141,687)	(46,568)	(582,609)

Foreign exchange gain	285,179	-	-	3,766	288,945
Other income (expense)	45,000	5,474	(43,619)	-	6,855
Net loss	$(32,574)	$(26,127)	$(185,306)	$(42,802)	$(286,809)

Attributed to:
Equity holders of the Company	$(32,574)	$(26,127)	$(185,306)	$(35,097)	$(279,104)
Non-controlling interests	-	-	-	(7,705)	$(7,705)
Net loss	$(32,574)	$(26,127)	$(185,306)	$(42,802)	$(286,809)

14. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Three Months Ended March 31,		Nine Months Ended March 31,
	2020	2019	2020	2019
Receivables	$7,695	$(68,699)	$(117,160)	$(134,477)
Deposits and prepayments	20,668	16,886	(36,691)	(81,222)
Accounts payable and accrued liabilities	(43,924)	(1,434,910)	(192,461)	(1,373,927)
Due to a related party	8,707	(9,320)	43,550	20,048
	$(6,854)	$(1,496,043)	$(302,762)	$(1,569,578)

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